March 25, 2016

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:       Ms. Mara L. Ransom

Re:          Pier 1 Imports, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2015 (the “Form 10-K”)
Filed April 28, 2015
File No. 001-07832

Ladies and Gentlemen:

On behalf of Pier 1 Imports, Inc. (the “Company”), the following is the response to the comment of the staff of the Securities and Exchange Commission's Division of Corporation Finance (the “Staff”) received by letter dated February 26, 2016, with respect to the Form 10-K for the fiscal year ended February 28, 2015 (“FY2015”), filed on April 28, 2015 (the “FY2015 10-K”).  The Staff's comment and the Company's response are set forth below.

Form 10-K for the Fiscal Year Ended February 28, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.
We note your disclosure about your ‘1 Pier 1’ strategy to drive growth by focusing on an omni-channel platform, reducing store occupancy and payroll costs, improving efficiency, and by closing approximately 100 stores over the next three years. In future filings please provide a detailed discussion and analysis of how such strategy has and is expected to impact your operating results, capital expenditures and liquidity. In particular, please enhance your disclosure to explain how your omni-channel platform, and specifically your e-commerce sales effort, has impacted your operating results and your efforts to increase profitability, which you refer to in your Form 10-Q for the quarter ended November 28, 2015. Also, include disclosure regarding known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity or operations in any material way as a result of your strategy. Please tell us what this disclosure will look like. Please refer to Item 303(a)(1) and (2) of Regulation S-K and our Release no. 33-8350.

Response:

We appreciate the Staff’s comment and in future filings, consistent with our past filings, we will continue to provide a detailed analysis and discussion of how our ‘1 Pier 1’ strategy has and is expected to impact our operating results, capital expenditures and liquidity.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 25, 2016

In response to your comment we have reviewed our disclosures regarding our ‘1 Pier 1’ strategy and its impact on our operating results, capital expenditures and liquidity, and our efforts to increase profitability, in the context of the disclosures that appeared in the FY2015 10-K and in our subsequent reports, including the Form 10-Q for the quarter ended November 28, 2015. We have also considered our results for the year ended February 27, 2016 (“FY2016”) and currently known trends as well as any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact our liquidity or operations in any material way as a result of our strategy during the current fiscal year ending February 25, 2017 (“FY2017”). We have referred to Item 303(a)(1) and (2) of Regulation S-K and Release no. 33-8350.

While we are still at an early stage of preparing our Form 10-K for the year ended February 27, 2016 (the “FY2016 10-K”), including management’s discussion and analysis of financial condition and results of operations (the “MDA”), we can confirm that the MDA will address the following matters with respect to the periods covered by the FY2016 10-K:

●
FY2015 capped a multi-year period of heavy investment in the ‘1 Pier 1’ strategy, including investment in systems, distribution and fulfillment centers, call centers, distribution network and store development.   Continuing material investments to support the ‘1 Pier 1’ strategy did not occur in FY2016 and are not expected in FY2017.

●	E-commerce sales were the primary driver of total sales growth in FY2016, and the Company expects this trend to continue.

●	As e-commerce sales have grown, and to the extent that they continue to grow, delivery and fulfillment net costs have increased and are expected to increase.

●
While e-commerce sales were the primary driver of total sales growth in FY2016 and are expected to be the primary driver of total sales growth in FY2017, improvement in overall profitability will require that we increase our merchandise margin and reduce costs across our entire business.

●
Merchandise margin contracted during FY2015 and FY2016 primarily due to inefficiencies within the distribution center network and increased promotional and clearance activity.  Improving merchandise margin will require that we, among other things, continue to manage our inventory levels, improve our supply chain productivity and improve our promotional effectiveness.

●
Improving profitability will also depend on optimizing our real estate portfolio through additional store closures and relocations, renegotiations of rent commitments, reducing other occupancy and administrative expenses and a more modest new store opening program.

●
Cash and liquidity have depended, and will continue to depend, on the profitability of our business, maintaining appropriate inventory levels and moderating capital expenditures.  These areas of focus have and are expected to support our continuing commitment to returning excess capital to our shareholders through share repurchases and cash dividends in the near term, and over the longer term through repayment of our term loan facility.

Additionally, consistent with our prior quarterly and annual filings, in future filings we will provide a discussion and analysis of the Company’s results of operations for the current period as compared to the corresponding period of the prior year.

We would welcome an opportunity to discuss our specific prior and planned disclosures with you further if that would be helpful.

* * * * *

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 25, 2016

We acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or wish to discuss our response, please contact me at (817) 252-8300.

Sincerely,

Pier 1 Imports, Inc.

By:            /s/ Jeffrey N. Boyer
Jeffrey N. Boyer, Executive Vice President
and Chief Financial Officer